Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 AUG 25 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

24th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 21

04036482

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of Sime Darby Berhad for the fourth quarter ended 30th June 2004 - released on 24th August 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jt/ADR

8/25

Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD

B1. Review of results for the quarter and year ended 30th June 2004

	Quarter ended 30th June		Year ended 30th June	
	2004	2003	2004	2003
Plantations	69.2	81.0	285.1	283.7
Property	120.8	83.6	358.1	255.4
Heavy Equipment Distribution	85.2	72.8	243.6	248.9
Motor Vehicle Distribution	38.2	72.5	204.0	257.8
Energy	42.2	52.3	185.9	170.7
General Trading, Services and Others	10.1	32.3	34.5	68.4
	365.7	394.5	1,311.2	1,284.9
Unusual items (Note A4)	(7.3)	(24.4)	50.2	12.6
Unallocated corporate expenses	(7.6)	(8.5)	(23.1)	(29.3)
Profit before interest	350.8	361.6	1,338.3	1,268.2

The continued strength of palm products prices and increased fresh fruit bunches production from maturing planted areas enabled the Plantation Division to report higher profit for the year despite a dip in contribution from the Division's refinery operations due to higher raw material costs. Average selling prices of crude palm oil transacted were RM1,846 (2003 – RM1,472) per tonne for the quarter and RM1,661 (2003 – RM1,458) per tonne for the year. The results of the previous corresponding quarter included a share of profit of IOI Oleochemical Industries Berhad of RM16.5 million.

Landed residential properties developed by the Property Division continued to enjoy good support from the house buying public and this is reflected in the results of the Division for both the quarter and year. Surplus on disposal of properties previously held as property, plant and equipment included in the results of the Division are RM72 million for the year and RM47 million for the quarter under review.

Hasting Deerings benefited from the buoyant coal mining industry, with strong sales brought on by the demand for metallurgical coal in China, and anchored the Heavy Equipment Distribution Division to a higher quarter's profit against corresponding quarter. The year on year results slowed as restriction on building construction financing by the Chinese Government significantly dampened the demand for heavy equipment.

The Motor Vehicle Distribution Division's results were largely affected by unfavourable exchange rates, particularly the Euro, putting increased pressure on margins in an already competitive industry, and the restructuring of the BMW distributorship in Malaysia into a venture with the manufacturer.

The Energy Division reported improved profit for the year mainly on account of the maiden full year contribution from Laem Chabang Power Co. Ltd, a wholly owned subsidiary company acquired in December 2002.

The General Trading, Services and Others Division's results for the year were affected by the reduced profit from the tyre manufacturing operations due to higher raw material costs, and the change of status from subsidiary to associated companies.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 30th June 2004	%	Preceding quarter ended 31st March 2004	%
Plantations	69.2	18.9	64.7	21.0
Property	120.8	33.0	82.4	26.7
Heavy Equipment Distribution	85.2	23.3	60.1	19.5
Motor Vehicle Distribution	38.2	10.5	60.6	19.6
Energy	42.2	11.5	42.6	13.8
General Trading, Services and Others	10.1	2.8	(1.7)	(0.6)
	365.7	100.0	308.7	100.0
Unusual items (Note A4)	(7.3)		(1.9)	
Unallocated corporate expenses	(7.6)		(3.9)	
Profit before interest	350.8		302.9	

Apart from the Motor Vehicle Distribution Division and Energy Division, all Divisions posted better results this quarter as compared to the preceding quarter.

The Plantations Division recorded higher profit this quarter on the back of strong palm products prices and higher tonnage sold. Selling prices of crude palm oil and palm kernel averaged RM1,846 per tonne and RM1,113 per tonne respectively, compared to RM1,776 per tonne and RM969 per tonne respectively for the preceding quarter.

Property Division continued to benefit from the strong demand for its landed residential property in the Putra Heights and Ara Damansara townships. The current quarter results include a RM47.0 million surplus on disposal of properties previously held as property, plant and equipment.

The higher contribution to the Heavy Equipment Distribution Division by the robust mining sector of the Hastings Deering Australian operations for the quarter was matched by an equally strong growth in genset business in the People's Republic of China (PRC) due to the shortage of power supply in most provinces.

Whilst the Motor Vehicle Distribution Division operations in most countries improved considerably in the current quarter, sales in the PRC slowed down significantly as demand softened in response to measures initiated by the Chinese Government to cool down the overheated economy.

With its power generation assets in Malaysia and Thailand providing a consistent income stream, the Energy Division reported stable profit for the quarter.

The improved results registered by the General Trading, Services and Others Division in the quarter were mainly due to higher contribution from the tyre manufacturing operations coupled with lower losses from its trading operations.

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

B3. Current year prospects

Whilst the trend of the price of palm oil will remain a major factor affecting the Group's performance, the Board is cautiously optimistic that the results for the new financial year will remain satisfactory given the measures taken to strengthen the Group's businesses.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

B5. Taxation

	Quarter ended 30th June		Year ended 30th June	
	2004	2003	2004	2003
In respect of the current period :				
- Income tax	95.5	75.7	331.8	321.0
- Deferred tax	(17.8)	12.1	(3.6)	8.6
	77.7	87.8	328.2	329.6
In respect of prior years :				
- Income tax	(9.0)	(5.5)	(8.4)	0.1
	68.7	82.3	319.8	329.7
Share of taxation of associated companies	2.1	3.4	8.4	9.8
	70.8	85.7	328.2	339.5

The effective tax rates for the current quarter and year ended 30th June 2004 of 19.7% and 24.4% respectively were lower than the statutory tax rate of 28% mainly due to the effects of lower rates of income tax applicable to profit of certain overseas subsidiary companies and the non-taxable gain on disposal of an associated company.

B6. Sales of unquoted investments and properties

Profit on sale of unquoted investments and properties during the quarter and year ended 30th June 2004 is set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during:	Quarter ended 30th June 2004	Year ended 30th June 2004
- Total purchases	33.0	463.6
- Total disposals	264.0	534.0
- Total gain on disposal	7.0	7.0

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

B7. Quoted and marketable securities (cont'd)

Balances:	As at 30th June 2004
- Cost	751.3
- Carrying value	738.7
- Market value	794.8

The market value of these investments as at 30th June 2004 approximated their fair value.

B8. Status of corporate proposals

On 2nd April 2004, AmMerchant Bank Berhad, on behalf of Sime Darby Berhad ('SDB'), announced that SDB's wholly-owned subsidiary, Space Tracks Sdn Bhd ("STSB"), proposes to acquire from Berjaya Group Berhad ("BGroup") and several others to be procured by BGroup, the following securities:

i. 92,208,000 ordinary shares, representing 51% equity interest in Hyundai-Berjaya Corporation Berhad ("HBCorp"), and 34,578,000 warrants, comprising 51% of the total warrants issued by HBCorp for an aggregate cash consideration of RM488,702,400 or RM4.10 per share and RM3.20 per warrant;

ii. 3,060,000 ordinary shares, representing 51% equity interest in Hyumal Motors Sdn Bhd for a cash consideration of RM76,500,000 or RM25.00 per share;

iii. 51,000,000 ordinary shares, representing 51% equity interest in Inokom Corporation Sdn Bhd for a cash consideration of RM76,500,000 or RM1.50 per share;

("collectively referred to as "the Acquisition"). The Acquisition is subject to, inter alia, the following:

a. the execution of separate sale and purchase agreements based on terms to be mutually agreed upon between the parties; and

b. the approval of the relevant regulatory authorities.

On 17th June 2004, SDB made a revised offer to BGroup to acquire the securities specified in item (i) above for an aggregate cash consideration of RM421,851,600 or RM3.60 per share and RM2.60 per warrant. The prices for the securities specified in items (ii) and (iii) above remain unchanged (collectively referred to as "the Revised Offer").

On 18th June 2004, BGroup and certain selling shareholders procured by BGroup accepted the Revised Offer and separate conditional sale and purchase agreements were executed between the parties. The Acquisition is pending the approval of the relevant regulatory authorities. To-date, none of the approvals have been obtained. STSB will undertake a mandatory take-over offer to acquire the remaining shares and warrants in HBCorp upon completion of the Acquisition, in accordance with the Malaysian Code on Take-Over and Mergers, 1998.

B9. Status of utilisation of proceeds raised from any corporate proposal

As at 17th August 2004, the proceeds of the RM500 million Al Murabahah Medium Term Notes had been utilised to fund capital expenditure and investments of the Group.

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

B10. Group borrowings

	As at 30th June 2004
Loans and financing - Non-current	
Term loans (secured)	25.3
Term loans (unsecured)	1,207.9
Al Murabahah Medium Term Notes (unsecured)	500.0
	1,733.2
Short term borrowings - Current	
Bank overdrafts	
- unsecured	32.1
Portion of term loans due within one year	
- secured	18.4
- unsecured	54.1
Other unsecured short term borrowings	533.0
	637.6

The Group borrowings analysed by currency are as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	559.9	368.6
Australian dollar	209.6	–
Hong Kong dollar	–	99.2
Singapore dollar	–	5.5
Thai baht	61.7	25.3
Chinese renminbi	–	76.2
New Zealand dollar	36.0	39.0
Pound sterling	–	15.3
US dollar	866.0	8.5
	1,733.2	637.6

The secured term loans are secured by a charge on the property, plant and equipment of a subsidiary company with net book value of RM61.6 million at the balance sheet date.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 30th June 2004 were 3.5% and 3.3% respectively per annum.

The RM500 million 7-year Al Murabahah Medium Term Notes, under the RM1,500 million Al Murabahah Commercial Paper and Medium Term Note Programme were issued at par with a profit rate of 4.38% per annum.

Amounts in RM million unless otherwise stated

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group's accounting policies, the transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at the contracted rates.

As at 17th August 2004, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM1,156.9 million and RM376.3 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 18 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and Australian dollars were as follows:

Later than 1 year and not later than 5 years	RM319.6 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments because of low risk of non-performance by counterparties.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 23 on page 56 of the annual financial statements for the year ended 30th June 2003.

B12. Material litigation

Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ('Sime Darby') for failing to make a general offer to the rest of the shareholders when it acquired 60.35% of the equity of Sime Bank. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and will be the subject matter of further hearings.

Sime Darby filed notices of appeal against the decision of the High Court on 24th April 2003. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against Sime Darby.

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

B13. Dividend

a) A final gross dividend of 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt has been recommended and, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 17th December 2004. The final gross dividend declared for the previous year was 16.0 sen per share less Malaysian tax at 28% and 4.0 sen per share, tax exempt. The entitlement date for the dividend payment is 19th November 2004.

A depositor shall qualify for entitlement to the dividend only in respect of:

i) shares transferred into the depositor's securities account before 4.00 p.m. on 19th November 2004 in respect of transfers;

ii) shares deposited into the depositor's securities account before 12.30 p.m. on 17th November 2004 in respect of shares which are exempted from mandatory deposit; and

iii) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

No dividend was declared in the preceding quarter.

b) An interim gross dividend of 5.0 sen per share less Malaysian tax at 28% was paid on 21st May 2004. No dividend was paid in the preceding quarter.

c) The total annual dividend is 26.0 sen comprising 21.0 sen less Malaysian tax at 28% and 5.0 sen tax exempt (2003 – 21.0 sen less Malaysian tax at 28% and 4.0 sen tax exempt).

d) The total annual dividend net of tax is RM473.7 million (2003 – RM444.7 million).

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

B14. Earnings per share

	Quarter ended 30th June		Year ended 30th June	
	2004	2003	2004	2003
Basic earnings per share				
Net profit for the period (RM million)	271.8	241.0	918.7	809.7
Weighted average number of ordinary shares in issue (million)	2,353.6	2,326.2	2,334.2	2,326.2
Basic earnings per share (sen)	11.5	10.4	39.4	34.8
Diluted earnings per share				
Net profit for the period (RM million)	271.8	241.0	918.7	809.7
Weighted average number of ordinary shares in issue (million)	2,353.6	2,326.2	2,334.2	2,326.2
Adjustment for share options (million)	6.2	2.1	6.2	2.0
Weighted average number of ordinary shares for diluted earnings per share (million)	2,359.8	2,328.3	2,340.4	2,328.2
Diluted earnings per share (sen)	11.5	10.4	39.3	34.8

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
24th August 2004

FILE NO. 82-4968

Form Version 2.0

Entitlements (Notice of Book Closure)

Reference No SD-040824-33774

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Entitlement date :**19-11-2004**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

Final gross dividend of 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt

Period of interest payment : to

Financial Year End :**30-06-2004**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrars Sdn Bhd
(formerly known as Malaysian Share Registration Services Sdn Bhd)
Level 26, Menara Multi-Purpose,
Capital Square,
No. 8 Jalan Munshi Abdullah,
50100 Kuala Lumpur
Tel : 603-2721 2222

Payment date :**17-12-2004**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**19-11-2004**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**17-11-2004**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.21**

Remarks

Final Dividend

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

24th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 21

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of Sime Darby Berhad for the fourth quarter ended 30th June 2004 - released on 24th August 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JVADR

FILE NO. 82-4968

Form Version 2.0

Financial Results

Reference No SD-040812-60069

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	30-06-2004
* Quarter	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End	:	30-06-2004
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

balance sheet_JuneKLSE2004-amended 23.8.(profit&loss acc_JuneKLSE2004-amended 19.8.0

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-06-2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER [illegible] 30-06-2004 [illegible] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-06-2003 [illegible] RM'000	CURRENT YEAR TO DATE [illegible] RM'000	PRECEDING YEAR CORRESPONDING PERIOD [illegible] RM'000
1	Revenue	[illegible]002403	[illegible]557824	[illegible]	[illegible]
2	Profit/(loss) before tax	[illegible]360060	[illegible]357180	[illegible]43599	[illegible]
3	Profit/(loss) after tax and minority interest	[illegible]271620	[illegible]240854	[illegible]	[illegible]

FILE NO. 82-4968

4	Net profit/(loss) for the period	271,820	240,854	918,70[illegible]	[illegible]
5	Basic earnings/(loss) per share (sen)	11.50	10.40	[illegible]	34.80
6	Dividend per share (sen)	21.00	20.00	26.00	25.00
		AS AT END OF CURRENT QUARTER		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.5500		3.[illegible]100	

Remarks :

The adoption of MASB Standard No. 28 did not have any effect on the net profit or shareholders' funds of the Group as no event or transaction of the nature specified by the standard took place in the current or comparative periods. The adoption of the MASB Standard No. 29 has no material impact on the earnings and net tangible assets of the Group.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30-06-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-06-2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE 30-06-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-06-2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	426,550	366,725	[illegible]	[illegible]
2	Gross interest income	18,955	16,831	[illegible]	[illegible]
3	Gross interest expense	21,516	22,016	81,828	[illegible]

Remarks :

Note: The above information is for the Exchange internal use only.

FILE NO. 82-4968

QUARTERLY REPORT

On consolidated results for the fourth quarter ended 30th June 2004

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the fourth quarter ended 30th June 2004

	Note	Quarter ended 30th June 2004	Quarter ended 30th June 2003	% +/-	Year ended 30th June 2004	Year ended 30th June 2003	% +/-
		RM Million	RM Million		RM Million	RM Million	
Revenue	A8	4,002.4	3,557.9	+12	14,903.5	13,717.8	+9
Operating expenses		(3,789.4)	(3,340.9)	+14	(13,813.3)	(12,663.5)	+9
Other operating income		213.6	119.7		299.1	170.5	
Operating profit		426.6	336.7	+26	1,389.3	1,224.8	+13
Share of results of jointly controlled entities		(76.4)	3.2		(75.6)	3.2	
Share of results of associated companies		0.6	21.7		24.6	40.2	
Profit before interest		350.8	361.6	-3	1,338.3	1,268.2	+6
Investment and interest income		30.8	27.6		93.1	86.2	
Finance costs		(21.5)	(22.0)		(87.8)	(70.3)	
Profit before taxation	A8	360.1	367.2	-2	1,343.6	1,284.1	+5
Taxation :							
Company and subsidiary companies		(68.7)	(82.3)		(319.8)	(329.7)	
Associated companies		(2.1)	(3.4)		(8.4)	(9.8)	
	B5	(70.8)	(85.7)		(328.2)	(339.5)	
Profit after taxation		289.3	281.5	+3	1,015.4	944.6	+7
Minority interests		(17.5)	(40.5)		(96.7)	(134.9)	
Net profit for the period		271.8	241.0	+13	918.7	809.7	+13
		Sen	Sen		Sen	Sen	
Earnings per share							
- Basic	B14	11.5	10.4	+13	39.4	34.8	+13
- Diluted	B14	11.5	10.4	+13	39.3	34.8	+13

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Balance Sheet

	Note	30th June 2004 RM Million	Audited 30th June 2003 RM Million
SHARE CAPITAL		1,177.9	1,163.1
RESERVES		7,246.8	6,806.1
SHAREHOLDERS' FUNDS		8,424.7	7,969.2
MINORITY INTERESTS		1,209.9	1,243.2
		9,634.6	9,212.4
NON CURRENT LIABILITIES			
Loans and financing	B10	1,733.2	1,799.4
Deferred tax liabilities		243.7	294.4
		1,976.9	2,093.8
		11,611.5	11,306.2
CURRENT ASSETS			
Inventories		3,161.3	3,112.4
Trade and other receivables		2,591.8	2,156.2
Short term investment		-	298.0
Cash held under Housing Development Accounts		288.8	137.4
Bank balances, deposits and cash		2,574.1	2,240.6
		8,616.0	7,944.6
CURRENT LIABILITIES			
Trade and other payables		2,959.7	2,783.1
Provisions		153.9	95.1
Short term borrowings	B10	637.6	385.9
Current taxation		172.6	168.3
		3,923.8	3,432.4
NET CURRENT ASSETS		4,692.2	4,512.2
NON CURRENT ASSETS			
Trade and other receivables		417.4	373.9
Deferred tax assets		331.0	320.1
Investments		886.3	653.2
Associated companies		615.3	496.0
Jointly controlled entities		4.5	3.9
Real property assets		251.5	234.3
Property, plant and equipment	A9	4,343.4	4,675.3
Intangible assets		69.9	37.3
		6,919.3	6,794.0
		11,611.5	11,306.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		355	341

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Statement of Changes in Equity for the year ended 30th June 2004

	Non-distributable					Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2003	1,163.1	2,384.2	78.2	209.2	578.2	3,556.3	7,969.2
Currency translation differences	–	–	–	–	42.4	–	42.4
Goodwill written off	–	–	–	–	–	(206.0)	(206.0)
Net gains not recognised in income statement	–	–	–	–	42.4	(206.0)	(163.6)
Transfer within reserves on realisation	–	–	(2.2)	–	–	2.2	–
Net profit for the year	–	–	–	–	–	918.7	918.7
Dividend for the year ended							
- Final (30th June 2003)	–	–	–	–	–	(361.1)	(361.1)
- Interim (30th June 2004)	–	–	–	–	–	(84.5)	(84.5)
Issue of shares	14.8	131.2	–	–	–	–	146.0
At 30th June 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	–	–	(33.7)	–	–	287.4	253.7
- as restated	1,163.0	2,383.8	79.0	224.1	419.3	3,172.9	7,442.1
Currency translation differences	–	–	–	–	158.9	–	158.9
Goodwill written off	–	–	–	–	–	(45.7)	(45.7)
Net gains not recognised in income statement	–	–	–	–	158.9	(45.7)	113.2
Transfer within reserves on realisation	–	–	(0.8)	(14.9)	–	15.7	–
Net profit for the year	–	–	–	–	–	809.7	809.7
Dividends for the year ended							
- Final (30th June 2002)	–	–	–	–	–	(312.6)	(312.6)
- Interim (30th June 2003)	–	–	–	–	–	(83.7)	(83.7)
Issue of shares	0.1	0.4	–	–	–	–	0.5
At 30th June 2003	1,163.1	2,384.2	78.2	209.2	578.2	3,556.3	7,969.2

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2004

	2004		2003	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		1,015.4		944.6
Adjustments for :				
Unusual items		(50.2)		(12.6)
Share of results of associated companies and jointly controlled entities		51.0		(43.4)
Surplus on sale of property, plant and equipment		(91.1)		(32.2)
Depreciation		333.9		343.7
Unrealised exchange gain		(4.7)		(2.0)
Interest income		(60.6)		(45.4)
Interest expense		87.8		70.3
Investment income		(32.5)		(40.8)
Taxation		328.2		339.5
Others		(6.0)		2.2
		1,571.2		1,523.9
(Increase)/Decrease in working capital				
Inventories		(29.9)		(156.2)
Trade and other receivables		(649.8)		(358.2)
Cash held under Housing Development Accounts		(151.4)		(68.1)
Trade and other payables and provisions		192.4		217.5
		932.5		1,158.9
Cash generated from operations				
Taxation paid		(347.5)		(346.6)
Interest received		63.4		44.5
Interest paid		(85.2)		(61.1)
Investment income received		38.4		47.7
Dividend received from associated companies		23.4		15.4
Net cash inflow from operating activities		625.0		858.8
Investing activities				
Purchase of investments	(487.8)		(727.7)	
Purchase of associated and subsidiary companies	(454.5)		(108.7)	
Capital distribution to minority interests in subsidiary company	(38.8)		-	
Purchase of property, plant and equipment	(549.7)		(500.7)	
Purchase of intangibles	(34.9)		(33.7)	
Purchase of real property assets	(49.0)		(18.0)	
Proceeds from sale of investments	332.1		899.7	
Proceeds from sale of associated and subsidiary companies	468.1		-	
Proceeds from sale of property, plant and equipment	346.7		144.4	
Proceeds from shares issued to minority interest	4.7		5.4	
Proceeds from sale of real property assets	47.7		4.8	
Net cash outflow from investing activities		(415.4)		(334.5)

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2004 (cont'd)

	2004		2003	
	RM Million	RM Million	RM Million	RM Million
Financing activities				
Proceeds from shares issued under Sime Darby Employees' Share Option Scheme	146.0		0.5	
Borrowings drawndown	267.2		808.2	
Dividends paid to shareholders of Sime Darby Berhad	(445.6)		(396.3)	
Dividends paid to minority interests in subsidiary companies	(63.1)		(90.7)	
Net cash (outflow)/inflow from financing activities		(95.5)		321.7
Increase in cash and cash equivalents		114.1		846.0
Cash and cash equivalents at beginning of the year		2,412.9		1,496.0
Foreign exchange differences		13.2		70.9
Cash and cash equivalents at end of the year		2,540.2		2,412.9

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

	2004	2003
Bank balances, deposits and cash	2,574.1	2,240.6
Investment in money market instruments	–	209.8
Bank overdrafts – secured	(33.9)	(5.9)
– unsecured	–	(31.6)
	2,540.2	2,412.9

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO. 82-4968

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MASB STANDARD NO. 26

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Accounting Standard Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2003.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2003 except for the adoption of the following new MASB standards:

- MASB Standard No. 28 "Discontinuing Operations"
- MASB Standard No. 29 "Employee Benefits"

The adoption of MASB Standard No. 28 did not have any effect on the net profit or shareholders' funds of the Group as no event or transaction of the nature specified by the standard took place in the current or comparative periods.

The adoption of MASB Standard No. 29 has no material impact on the earnings and net tangible assets of the Group.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2003.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended 30th June		Year ended 30th June	
	2004	2003	2004	2003
Operating profit includes the following:				
Surplus/(loss) on disposal of investments	6.9	(3.9)	7.9	29.1
Surplus on disposal of associated and subsidiary companies	21.2	1.3	92.1	0.5
Surplus on disposal of properties	39.9	13.2	49.2	31.0
Provision for reorganisation expenses and severance cost	(0.5)	(0.4)	(0.3)	(2.7)
Writeback of impairment losses on long term investment	1.8	3.7	1.8	3.7
Impairment losses on property, plant and equipment	(1.3)	(46.2)	(5.4)	(57.1)
Provision for claim	–	–	(20.0)	–
Provision for foreseeable contract losses (see note below)	(77.1)	–	(77.1)	–
Others	1.8	7.9	2.0	8.1
	(7.3)	(24.4)	50.2	12.6

As a matter of prudence, the directors of Sime Engineering Services Berhad ('SES') have decided to make a provision for foreseeable contract losses of RM77.1 million arising from changes in the cost structure of a major project undertaken by a subsidiary company of SES in joint venture with both local and foreign partners. The SES Group is pursuing certain mitigation measures and reliefs available under the contract.

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

A5. Changes in estimates

There were no changes in estimates of amounts reported in the preceding quarter of the current financial year or in the previous financial year that have a material effect on results for the current quarter under review.

A6. Issuances and repayments of debt and equity securities

During the year ended 30th June 2004, 23,436,000, 5,433,000 and 685,000 new ordinary shares of RM0.50 each were issued at prices of RM4.90, RM5.08 and RM5.09 respectively pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme. As at 30th June 2004, options over 74,773,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividend paid

The final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 4.0 sen per share tax exempt for the financial year ended 30th June 2003 was paid on 12th December 2003.

The interim gross dividend of 5.0 sen per share less Malaysian tax at 28% for the financial year ended 30th June 2004 was paid on 21st May 2004.

A8. Segmental reporting

Primary reporting format – Business segments	**Year ended 30th June 2004**		**Year ended 30th June 2003**	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,577.0	369.4	1,414.9	292.9
Property	692.2	358.1	717.8	266.7
Heavy Equipment Distribution	3,435.9	246.6	2,911.1	249.2
Motor Vehicle Distribution	5,327.4	214.2	4,640.4	255.1
Energy	786.8	108.8	726.0	170.7
General Trading, Services and Others	3,084.2	64.3	3,307.6	62.9
	14,903.5	1,361.4	13,717.8	1,297.5
Unallocated corporate expenses		(23.1)		(29.3)
Investment and interest income		93.1		86.2
Finance costs		(87.8)		(70.3)
		1,343.6		1,284.1

A9. Property, plant and equipment

The valuations of property, plant and equipment have been brought forward without amendments from the annual financial statements for the year ended 30th June 2003.

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements is as follows:

	As at 30th June 2004	As at 30th June 2003
Contracted	156.3	119.1
Not contracted	110.8	207.3

A11. Significant post balance sheet event

On 30th July 2004, Sime Darby Berhad ('SDB') completed the acquisition of the following instruments from Tenaga Nasional Berhad ('TNB') :

i. 22,500 ordinary shares of RM1.00 each in Port Dickson Power Berhad ('PDP'), out of the 30,000 ordinary shares held by TNB;

ii. 22,500 redeemable preference shares of RM1.00 each ('RPS') in PDP, out of the 30,000 RPS held by TNB;

iii. 22,455,000 subordinated unconvertible redeemable unsecured loan stocks with a nominal value of RM1.00 per stock unit ('Loan Stocks') issued by PDP, out of the 29,940,000 Loan Stocks registered in the name of TNB; and

iv. all the 20,000 ordinary shares of RM1.00 each in Janaurus PDP Sdn Bhd ('JPSB') held by TNB,

(collectively referred to as 'the Acquisition') for a total cash consideration of RM105.50 million, resulting in SDB holding 75% and 100% of the issued and paid up share capital of PDP and JPSB respectively.

A12. Changes in the composition of the Group

The changes in the composition of the Group during the quarter under review were as follows :

1. On 2nd April 2004, Sime Plantations Sdn. Bhd. ('SPSB') was incorporated in Malaysia as a wholly-owned subsidiary company of Sime Darby Berhad. SPSB will mainly be involved in the management of the Group's plantation activities.

2. On 19th May 2004, Aquila Development Private Limited was incorporated in Singapore as a wholly-owned subsidiary company of Sime Darby Singapore Limited. Its principal activity will be property development and investment.

3. On 26th May 2004, Tractors Malaysia (1982) Sdn. Bhd. ('TMSB') acquired 2,133,751 ordinary shares, representing approximately 75% equity interest in Otofin Sdn. Bhd. ('OSB') and 750,001 ordinary shares, representing approximately 75% equity interest in Otofin Industries Sdn. Bhd. ('OISB'). OSB is principally involved in the sale and marketing of generators and agricultural and industrial machinery. OISB is principally involved in manufacturing and assembly of generators and agricultural and industrial machinery.

4. On 15th June 2004, Sime Darby Information Service Pte. Ltd. was incorporated in Singapore as a wholly-owned subsidiary company of Sime Darby Eastern Limited. Its principal activity will be the provision of audit, human resource, information technology and accounting services to companies in the Group.

5. On 17th June 2004, Sime Darby China Limited, acquired a 40% equity interest in Celliose Par Coatings Company Limited ('CPCCL'), an investment holding company.

6. On 24th June 2004, Westminster Travel Limited acquired the entire equity of Westminster Travel Limited (Taiwan) ('WTLT'). WTLT carries out business as a travel agent.

Notes on the quarterly report – 30th June 2004
Amounts in RM million unless otherwise stated

A12. Changes in the composition of the Group (continued)

7. On 28th June 2004, the shares held by Consolidated Plantations Berhad ('CPB') and Sime Darby Edible Products Limited in Aero-Green Technology (S) Pte. Ltd. ('AGT') were swapped with the shares held by Agro-Innovation (S) Pte Ltd ('Agro') in Sime Aerogreen Technology Sdn. Bhd. ('SAT') and Sime Aerogreen Research Sdn. Bhd. ('SAR'), resulting in CPB holding 100% of the equity of both SAT and SAR, and Agro holding 100% of the equity of AGT and Tropical Aeroponics Pte. Ltd., a wholly-owned subsidiary company of AGT.

8. On 29th June 2004, Sime Darby (Thailand) Limited disposed of 5,000,000 shares of Thai Baht 1 each, representing 2.08% of the equity of AAPICO Hitech Public Company Limited, resulting in a reduced shareholding of 15.53%.

9. On 30th June 2004, Sime Darby Motor Group (NZ) Limited acquired the entire issued and paid-up share capital of the following companies:

   (i) Truck Investments Limited ('TIL') and its following subsidiary companies:
      a) Motor Truck Distributors (NZ) Limited
      b) Hino Distributors NZ Limited
      c) Truck Stops (NZ) Limited
      d) ERF Man and Western Star (NZ) Limited
      e) Palmerston North Motors Wholesale Limited
   (ii) UD Truck Distributors (NZ) Limited ('UDTD')
   (iii) Cycle & Carriage (City) Limited ('CCC')
   (iv) Cycle & Carriage (Pakuranga) Limited ('CCP')
   (v) Cycle & Carriage (North Shore) Limited ('CCNS')

   The TIL Group distributes Hino, Renault and Mack vehicles. It has the only nationwide parts and service network for trucks and commercial vehicles in New Zealand. UDTD, CCC, CCP and CCNS operate the Nissan diesel heavy trucks and Kia vehicles distributorships and the Nissan, Mitsubishi, Kia and Suzuki vehicles dealerships.

10. On 30th June 2004, Sime Darby Select Limited ('SDSL') was incorporated in Singapore as a wholly-owned subsidiary company of Sime Singapore Limited. SDSL will operate as a retailer, wholesaler and exporter of used cars.

11. On 30th June 2004, Sime Engineering Sdn. Bhd. ('SESB') subscribed for 400 shares, representing 40% of the share capital of Hidro Fokus Sdn. Bhd. ('HFSB').

The above changes in the composition of the Group have no material impact on the earnings and net tangible assets of the Group.

A13. Contingent liabilities - unsecured

	As at 17th August 2004	As at 30th June 2003
Trade and performance guarantees	1,794.9	1,632.4
Claims pending against subsidiaries	20.6	19.9
	1,815.5	1,652.3

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

24th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the dissolution of subsidiary companies - released on 24th August 2004; and

2. Public announcement in relation to the proposed renewal of authorisation to purchase own shares and the proposed shareholders' mandate for recurrent related party transactions - released on 24th August 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jt/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 24-08-2004 06:15:60 PM
Reference No SD-040813-59771

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Dissolution of subsidiary companies

* **Contents :-**

Further to the announcements dated 19th June 2001, 20th May 2002 and 3rd June 2002 respectively, Sime Darby Berhad ("Sime Darby") wishes to announce that the following wholly-owned subsidiary companies ("the Companies") of Sime Darby, which were placed under members' voluntary liquidation on the dates mentioned below, lodged returns on 24th May 2004 relating to their final meetings held on 17th May 2004:

		Date liquidation commenced
i.	Sime Darby Travel (Sarawak) Sdn Bhd	19th June 2001
ii.	Brickiln Towers Sdn Bhd	20th May 2002
iii.	Sime Darby Drilling Sdn Bhd	20th May 2002
iv.	Sime Darby Insurance Brokers Sdn Bhd	3rd June 2002

Accordingly, the Companies were dissolved today pursuant to Section 272(5) of the Companies Act, 1965.

This announcement is dated 24th August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 24-08-2004 06:15:56 PM
Reference No SD-040816-217A9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

I. **Proposed Renewal of Authorisation to Purchase Own Shares**
II. **Proposed Shareholders' Mandate for Recurrent Related Party Transactions**

* **Contents :-**

INTRODUCTION

Sime Darby Berhad ("Sime Darby" or "the Company") wishes to announce that Sime Darby proposes to seek the approval of its shareholders for the proposed renewal of the authorisation to purchase its own shares and a mandate to enter into recurrent related party transactions of a revenue or trading nature (collectively known as "the Proposals") at the forthcoming Thirty-Sixth Annual General Meeting ("AGM") of the Company scheduled to be held on 4th November 2004.

PROPOSED RENEWAL OF AUTHORISATION TO PURCHASE OWN SHARES

The shareholders of Sime Darby had, at the AGM held on 4th November 2003, approved the renewal of the authorisation for the Company to buy back up to 10% of the issued share capital of the Company. The said authorisation will expire at the conclusion of the forthcoming AGM of the Company and Sime Darby proposes to seek a renewal of the authorisation at the said AGM.

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS

At the AGM held on 4th November 2003, the shareholders of Sime Darby had also granted a mandate for Sime Darby and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the day-to-day operations of the Group, provided such transactions are made at arm's length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate also will expire at the conclusion of the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of Bursa Malaysia Securities Berhad ("BMSB")'s Listing Requirements and Practice Note No. 12/2001, Sime Darby proposes to seek a new shareholders' mandate to enter into recurrent related party transactions at the forthcoming AGM of the Company.

CIRCULAR TO SHAREHOLDERS

A circular containing details of the Proposals will be dispatched to the shareholders of Sime Darby in due course.

This announcement is dated 24th August 2004.

Tables Section - This section is to be used to create and Insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: